

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2021

Iraj Ali, Ph.D.
Chief Executive Officer
Achilles Therapeutics plc
245 Hammersmith Road
London W6 8PW
United Kingdom

   Re: **Achilles Therapeutics plc**
      Form F-1, as amended
      Exhibit No. 10.7
      Filed March 29, 2021
      File No. 333-253735

Dear Dr. Ali:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

             Sincerely,

             Division of Corporation Finance